Bio-Bridge Science, Inc.
                        1211 West 22nd Street, Suite 615
                               Oak Brook, IL 60523
                                Tel: 630-928-0869

                                   May 2, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC, 20549

Attn: Jonathon E. Gottlieb, Esq.
      Mark Webb, Esq.

      RE:   BIO-BRIDGE SCIENCE, INC.
            REGISTRATION STATEMENT ON FORM SB-2
            FILE NO. 333-121786

Messrs. Gottlieb and Webb:

      We enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto. Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated January 28, 2005. Set forth below are Bio-Bridge Science, Inc's (the "Company") responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally under separate cover.

GENERAL

      1. DISTINGUISH BETWEEN YOUR PLANS FOR THE FUTURE AND THE FACTS OF THE PRESENT AS OF THE DATE OF YOUR FILING. FOR INSTANCE, ON PAGE 13, REVISE YOUR STATEMENT THAT "YOUR OPERATIONS ARE PRIMARILY LOCATED IN CHINA" TO REFLECT THE FACT THAT YOU HAVE NO OPERATIONS AT THIS TIME.

            We have revised our disclosure in the Prospectus Summary section and on page 13 of the prospectus to clarify that we have operations in China through our subsidiary, Bio-Bridge Science (Beijing) Co. Ltd., a Wholly-Foreign Funded Enterprise of the People's Republic of China.

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Securities and Exchange Commission
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      2.    PLEASE REVISE THE DOCUMENT TO COMPLY WITH ITEM 10(C) (1) OF
            REGULATION S-B INCLUDING THE FOLLOWING REQUIREMENTS:

            o PRESENT INFORMATION IN "CLEAR CONCISE AND UNDERSTANDABLE FASHION;" AND

            o     AVOID USE OF TECHNICAL LANGUAGE.

            In response to the Staff's comment, we have deleted the glossary of scientific terms and have revised our disclosure throughout the prospectus to avoid the use of technical language and to present the information in "clear concise and understandable fashion."

      3. PLEASE INCLUDE AN UPDATED CONSENT OF THE INDEPENDENT AUDITORS IN THE PRE-EFFECTIVE AMENDMENT.

            We have included and will include an updated consent of the independent auditors in each pre-effective amendment.

      4.    PLEASE NOTE THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION
            S-B.

            Noted. The Company has provided and will provide updated financial information pursuant to Item 310(g) of Regulation S-B.

SUMMARY - PAGES 3-4

      5. PLEASE REVISE YOUR SUMMARY TO GIVE MORE PROMINENCE TO MATERIAL INFORMATION ABOUT THE COMPANY AND THE OFFERING. FOR EXAMPLE, THE DISCUSSION OF THE REVERSE MERGER THAT OCCUPIES MOST OF THE SECOND PARAGRAPH DOES NOT APPEAR MATERIAL ENOUGH TO BE IN THE SUMMARY.

            We have revised the Summary and deleted the detailed discussion of the reverse merger in this section.

      6.    THE INFORMATION IN THE SUMMARY SHOULD BE BALANCED. PLEASE REVISE.

            In response to the Staff's comment, we have revised the information in the Summary.

SUMMARY FINANCIAL DATA - PAGE 5

      7. PLEASE REVISE TO DISCLOSE THAT THE FINANCIAL INFORMATION PRESENTED IS THAT OF A DEVELOPMENT STAGE COMPANY.

            We have revised our disclosure to clarify that the financial information presented is that of a development stage company.

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Securities and Exchange Commission
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      8.    PLEASE REVISE TO PRESENT THE COLUMNS OF INTERIM FINANCIAL
            INFORMATION BEFORE THE COLUMNS OF ANNUAL FINANCIAL INFORMATION. REFER TO SAB TOPIC 11:E.

            Please note that interim financial information is not required in Amendment No. 1 to the Registration Statement. However, with respect to future amendments, we will present the interim financial information before the columns of annual financial information.

RISK FACTORS - PAGES 5-11

      9. SOME OF YOUR RISK FACTORS STATE THAT YOU "CANNOT GIVE ASSURANCE" OR THAT THERE "IS NO ASSURANCE" OF SOMETHING WHEN THE RISK IS NOT YOUR INABILITY TO GIVE ASSURANCE BUT THE SITUATION BEING DESCRIBED. PLEASE REVISE TO ELIMINATE THIS AND SIMILAR LANGUAGE.

            We have revised our risk factors to eliminate the referenced and similar language.

      10. PLEASE REVISE THE RISK FACTOR ON PAGE 8 TO REPLACE YOUR REFERENCE TO THE HIV VACCINE AS "OUR MAIN PRODUCT CANDIDATE" WITH A REFERENCE TO IT AS "OUR SOLE PRODUCT CANDIDATE."

            In response to the Staff's comment, we have replaced the referenced language with "our sole product candidate."

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS - PAGE 19

      11. PLEASE STATE IF YOU HAVE A SEPARATELY STANDING AUDIT COMMITTEE OR A COMMITTEE PERFORMING SIMILAR FUNCTIONS AND IDENTIFY EACH AUDIT COMMITTEE MEMBER. IF ALL MEMBERS OF THE BOARD AND AUDIT COMMITTEE MEMBERS THEN STATE SO. REFER TO ITEM 401(E) (2) OF REGULATION S-B.

            We have added disclosure to clarify that our board has not designated a standing audit committee. Since such committee does not exist, our board of directors constitutes the audit committee pursuant to Section 3(a)(58)(A) of the Exchange Act of 1934.

DESCRIPTION OF BUSINESS

HISTORY, REORGANIZATION AND CORPORATE STRUCTURE OF THE COMPANY - PAGE 24

      12. PLEASE REVISE TO EXPAND YOUR DISCUSSION OF THE PURPOSE OF INCORPORATION OF BIO-BRIDGE DELAWARE. SPECIFICALLY STATE WHAT THE CORPORATE STRUCTURE WAS PRIOR THE INCORPORATION OF THE BUSINESS AND WHAT THE STRUCTURE OF THE BUSINESS CHANGED TO ONCE THE INCORPORATION TOOK PLACE.

            We have revised our disclosure to clarify that there was no change in corporate structure before and after the incorporation of Bio-Bridge Science, Inc., the Delaware corporation. It was established for the purpose of becoming a holding company for Bio-Bridge Science Corp. the Cayman Islands corporation.

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Securities and Exchange Commission
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      13.   PLEASE REVISE TO DISCLOSE IF BIO-BRIDGE INC. EXPERIENCED A CHANGE IN
            MANAGEMENT DUE TO THE SHARE EXCHANGE.

            We have added disclosure to clarify that there was no change in management due to the share exchange. The directors and executive officers of Bio-Bridge Science, Inc. are the same directors and executive officers of Bio-Bridge Science Corp.

      14. REVISE TO CLARIFY IF BIO-BRIDGE SCIENCE CORP. IS THE SAME COMPANY AS BIO-BRIDGE (CAYMAN).

            In response to the Staff's comment, we have deleted the term Bio-Bridge (Cayman) from the prospectus.

      15. REVISE TO DISCLOSE THAT THE ASSETS AND LIABILITIES OF BIO-BRIDGE CAYMAN WERE CARRIED OVER AT HISTORICAL COST, IF TRUE.

            We have revised the disclosure to state that the assets and liabilities of Bio-Bridge Science Corp. were carried over at historical cost.

OVERVIEW OF HIV AND AIDS IN CHINA - PAGE 24

      16. PLEASE REVISE TO DISCUSS THE TRENDS OF HIV AND AIDS IN THE USA AND JAPAN, THE OTHER INTENDED MARKETS FOR YOUR VACCINE.

            We have added disclosure regarding HIV and AIDS trends in the U.S. and Japan on page 25.

      17. PLEASE REVISE TO SPECIFICALLY DISCLOSE ALL THE STEPS THE COMPANY MUST TAKE TO GET THE VACCINE APPROVED UNDER THE "GREEN MILE" POLICIES OF THE PEOPLE'S REPUBLIC OF CHINA. IN ADDITION, PLEASE DISCUSS THE SPECIFIC DIFFERENCES BETWEEN THIS PROCESS AND THE PROCESS OF DRUG APPROVAL IN JAPAN AND IN THE U.S.A.

            In response to the Staff's comment, we have revised our disclosure to disclose all the steps that we must take to obtain regulatory approval of our HIV-PV Vaccine I product candidate in China, Japan and the U.S.

      18. REVISE TO SPECIFICALLY STATE IF YOU HAVE RECEIVED ANY FUNDING COMMITMENTS FROM THE CHINESE GOVERNMENT.

            We have added disclosure to clarify that we have not received any funding commitments from the Chinese government. However, we may apply for government funding in the future.

THE HIV INFECTION PROCESS AND THE ROLE OF MUCOUS MEMBRANE DURING INFECTION - PAGE 25

      19.   PLEASE DEFINE THE "MUCOSAL SURFACE" IS.

            We have added disclosure to define the referenced term on page 25.

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Securities and Exchange Commission
May 2, 2005
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      20.   PLEASE REVISE THE SECTIONS ENTITLED "VACCINES," "THE HIV INFECTION
            PROCESS," AND "PRODUCTS UNDER DEVELOPMENT," ON PAGES 25 AND 26 TO MAKE MORE UNDERSTANDABLE. PLEASE AVOID USING ABBREVIATIONS.

            We have revised these sections to make the disclosure more understandable.

PRODUCTS UNDER DEVELOPMENT - PAGES 26

      21. PLEASE REVISE TO DISCLOSE WHERE YOU ARE IN THE PRE-CLINICAL AND ANIMAL TESTING PHASE. SPECIFICALLY DESCRIBE WHAT EACH TEST IS, AND EXPLAIN WHETHER YOU HAVE COMPLETED THAT PHASE OF TESTING SUCCESSFULLY.

            We have revised our disclosure as requested.

PRODUCTS UNDER DEVELOPMENT - PAGES 26-27

      22. PLEASE REVISE THE SECTION BRIEFLY DESCRIBE THE QUALIFICATIONS OF THE BEIJING INSTITUTE TO CONDUCT THESE TESTS.

            In response to the Staff's comment, we have added disclosure concerning Beijing Institute's qualifications to conduct these pre-clinical tests.

RESEARCH AND DEVELOPMENT - PAGE 27

      23.   PLEASE DISCLOSE IF THE LAND USE RIGHT IS EXTENDABLE BEYOND 50 YEARS.

            We have revised our disclosure to add that the land use right is extendable beyond 50 years for a fee of U.S.$78,780 for an additional 50 years.

INTELLECTUAL PROPERTY - PAGE 27

      24. PLEASE DESCRIBE THE AMOUNT OF ROYALTY PAYMENTS PROVIDED FOR IN THE AGREEMENT.

            We have added disclosure concerning the royalty payments provided for in the agreement with Loyola University.

COMPETITION - PAGE 27

      25.   PLEASE REVISE THE SECTION AS FOLLOWS:

            o DISCLOSE THE MOST ADVANCED STAGE THAT YOUR COMPETITORS HAVE REACHED IN TESTING THEIR VACCINES;
            o PROVIDE MORE DETAIL REGARDING THE ADVANTAGES OF YOUR COMPETITORS INCLUDING THEIR EXPERTISE AND EXPERIENCE IN DEVELOPING AND MARKETING VACCINES AND DRUGS; AND
            o     DISCUSS METHODS OF COMPETITION.

            In response to the Staff's comment, we have revised our disclosure to provide additional information regarding our competitors and methods of competition.

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Securities and Exchange Commission
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GOVERNMENT REGULATION AND PROBABILITY OF AFFECTING BUSINESS - PAGE 27

      26.   PLEASE REVISE THE SECTION AS FOLLOWS:

            o EXPLAIN EACH OF THE STEPS INCLUDING THE DIFFERENCES BETWEEN DIFFERENT PHASE CLINICAL STUDIES; AND
            o DISCUSS THE STEPS REQUIRED IN JAPAN AND THE US AND PROVIDE AN ESTIMATED TIME SCHEDULE.

            We have moved the discussion regarding government regulation of the drug approval process to page 25 of the prospectus.

      27. REVISE TO DISCLOSE WHAT THE SPECIFIC POTENTIAL ENVIRONMENTAL HAZARDS ARE RESULTING FROM THE PRODUCTION AND RESEARCH EFFORTS.

            We have revised to clarify that we currently have no potential environmental hazards resulting from our research and development efforts.

      28. PLEASE REVISE YOUR DISCUSSION OF THE REGULATORY APPROVAL PROCESS TO INCLUDE THE FOLLOWING:

            o DISCUSS THE POTENTIAL ISSUES THAT MAY ARISE WHEN YOU SEEK REGULATORY APPROVAL FROM THESE COUNTRIES IF YOU DEVELOP AND OBTAIN GOVERNMENT APPROVAL FOR THE VACCINE IN CHINA FIRST.

            We have revised our disclosure on page 25 of the prospectus as requested.

      29. PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 101 (C) OF REGULATION S-B REGARDING PUBLIC ACCESS TO MATERIALS FILED WITH THE SEC.

            In response to the Staff's comment, we have revised the disclosure in compliance with Item 101(c) of Regulation S-B.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW - PAGE 28

      30. PLEASE REVISE THE SECTION TO REDUCE THE REPETITION FROM THE BUSINESS SECTION. PLEASE MENTION THE GOING CONCERN ISSUE AT THE OUTSET OF THE SECTION.

            We have revised the disclosure as requested.

      31. PLEASE DISCLOSE WHY YOU HAVE NO COMMITMENTS TO MAKE PAYMENTS FOR AN UNCOMPLETED LABORATORY FACILITY. REVISE TO DISCLOSE THE AMOUNT OF PAYMENTS THAT YOU ANTICIPATE MAKING REGARDLESS OF WHETHER YOU HAVE A CONTRACTUAL COMMITMENT.

            We have revised our disclosure to clarify the amount of the contractual commitment.

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Securities and Exchange Commission
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GOING CONCERN - PAGE 29

      32. PLEASE SPECIFICALLY STATE WHAT CERTAIN GOVERNMENT APPROVALS MUST BE OBTAINED, AND WHETHER OR NOT YOU HAVE RECEIVED ANY OF THESE APPROVALS. DISCUSS ALL REGULATORY APPROVALS THAT MUST BE OBTAINED IN EACH OF THE COUNTRIES YOU ANTICIPATE SELLING YOUR PRODUCT TO.

            We have deleted the referenced language from the MD&A section. Please see our discussion of the governmental regulations on page 25 of the prospectus.

PLAN OF OPERATION - PAGE 29

      33. PLEASE REVISE THE SECTION TO COMPLY WITH ITEM 303 (A) (1) INCLUDING THE FOLLOWING:

            o     A DISCUSSION OF HOW LONG YOU CAN SATISFY YOUR CASH
                  REQUIREMENTS; AND

            o A SUMMARY OF PRODUCT RESEARCH AND DEVELOPMENT THAT YOU WILL PERFORM OF THE TERM OF THE PLAN.

            In response to the Staff's comment, we have revised our disclosure as requested.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004 - PAGE 29

      34. PLEASE REVISE YOUR DISCUSSION OF THE INCREASE IN EXPENSES TO INCLUDE THE REASONS WHY THE CHANGES ARE OCCURRING, AND INCLUDE A DISCUSSION OF WHY RESEARCH AND DEVELOPMENT COSTS INCREASED.

            We have revised our discussion of the increase in expenses for the fiscal year 2004 as compared to fiscal year 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES - PAGE 30

      35. REVISE TO DISCLOSE THE TYPES OF RESEARCH AND DEVELOPMENT COSTS THAT REQUIRE SUBJECTIVE JUDGMENT ON THE PART OF MANAGEMENT.

            In response to the Staff's comment, the Company has determined that it has not made material accounting estimates or assumptions regarding research and development costs, nor has there been a material impact on the Company's financial condition or operating performance. Accordingly, we have deleted disclosure regarding research and development costs from this section of the prospectus.

      36. PLEASE REVISE YOUR DISCUSSION OF SFAS 123 TO INCLUDE YOUR ASSESSMENT OF THE IMPACT OF SFAS 123(R).

            We have revised our discussion as requested.

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Securities and Exchange Commission
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      37.   REVISE TO SPECIFICALLY DISCLOSE WHAT THE LONG-LIVED ASSETS ARE THAT
            YOU EVALUATE FOR IMPAIRMENT UNDER SFAS 144.

            We have identified the long-lived assets that we evaluate for impairment under SFAS 144.

NEW ACCOUNTING PRONOUNCEMENTS - PAGE 30

      38. REVISE HERE AND IN FOOTNOTE 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS TO DISCLOSE WHETHER YOU HAVE ANY ENTITIES THAT MEET THE CONSOLIDATION CRITERIA UNDER FIN 46.

            The Company does not have any entities that meet the consolidation criteria of FIN 46. We have deleted the reference to FIN 46 in the New Accounting Pronouncement section.

DESCRIPTION OF PROPERTY - PAGE 31

      39. PLEASE REVISE YOUR DESCRIPTION OF THE LAND IN CHINA TO INCLUDE THE LIMITATIONS ON OWNERSHIP.

            We have revised our disclosure throughout the prospectus to include the limitations on ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PAGES 31-32

      40. PLEASE REVISE THE DISCLOSURE TO COMPLY WITH ITEM 404 INCLUDING THE REQUIREMENT THAT YOU STATE THE RELATIONSHIP OF EACH PERSON TO THE ISSUER AND THAT YOU DISCLOSE TRANSACTIONS WITH PROMOTERS.

            We have revised our disclosure to identify the transactions with promoters.

ROYALTY AND LICENSE AGREEMENTS - PAGE 32

      41. PLEASE SPECIFICALLY STATE THE CONDITIONS UNDER WHICH LOYOLA UNIVERSITY CAN TERMINATE THE VACCINE TECHNOLOGY LICENSE. SPECIFICALLY STATE WHEN THE LICENSE EXPIRES.

            In response to the Staff's comment, we have revised our disclosure to specify the conditions under which Loyola may terminate the agreement. We note that the license continues perpetually or for the maximum period of time permitted by law.

2004 STOCK INCENTIVE PLAN - PAGE 32

      42. REVISE TO DISCLOSE THE VESTING PERIOD FOR THE INCENTIVE STOCK OPTIONS, STOCK APPRECIATION RIGHTS, RESTRICTED STOCK AND PERFORMANCE SHARES. IN ADDITION, DISCLOSE THE SPECIFIC RESTRICTIONS ON THE RESTRICTED STOCK GRANTS.

            As disclosed in more detail in the Registration Statement, the administrator has authority to determine the terms of the awards, including stock options, stock appreciation rights, restricted stock and performance shares. To date, we have not issued any securities pursuant to the 2004 Stock Incentive Plan. As such, we do not have any additional information to add to our disclosure regarding vesting periods or restrictions on restricted stock grants at this time.

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Securities and Exchange Commission
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EXECUTIVE COMPENSATION - PAGE 34

      43. PLEASE UPDATE THE DISCLOSURES AS OF THE END OF YOUR MOST RECENT FISCAL YEAR.

            We have updated the disclosure as of the end of our most recent fiscal year.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 36

      44. SINCE FORM SB-2 DOES NOT REQUIRE THAT ANY DOCUMENTS BE DESCRIBED, YOU CANNOT QUALIFY BY REFERENCE THE DESCRIPTIONS. SEE RULE 411.

            In response to the Staff's comment, we have deleted the referenced language.

EXHIBITS

      45. PLEASE FILE ALL MATERIAL AGREEMENTS, INCLUDING THE AGREEMENT WITH THE BEIJING INSTITUTE.

            We have filed all material agreements, including the agreement with the Beijing Institute with this amendment to the Registration Statement.

BIO-BRIDGE SCIENCE, INC. FINANCIAL STATEMENT

GENERAL

      46. CONSIDERING THE LACK OPERATIONS OF BIO-BRIDGE SCIENCE INC., THE CALENDAR YEAR BASIS ON WHICH BIO-BRIDGE SCIENCE CORPORATION REPORTS ITS FINANCIAL RESULTS AND THE SIGNIFICANCE OF THE DECEMBER 1, 2004 TRANSACTION TO BIO-BRIDGE SCIENCE, INC., WE BELIEVE THE REGISTRANT SHOULD PRESENT ITS FINANCIAL STATEMENTS ON A CALENDAR YEAR BASIS. SHOULD YOU CHOOSE TO RETAIN THE CURRENT PRESENTATION, PLEASE REVISE THE DOCUMENT TO INCLUDE THE PRO-FORMA INFORMATION REQUIRED UNDER
            ITEM 310(D) OF REGULATION S-B AND TO DISCLOSE THROUGHOUT THE DOCUMENT THAT THE FINANCIAL PRESENTATIONS AND RELATED DISCUSSIONS ARE BASED ON FINANCIAL STATEMENTS THAT ARE NOT THOSE OF THE REGISTRANT.

            On December 1, 2004, the Bio Bridge Science, Inc acquired all of the outstanding shares of Bio-Bridge Science Corporation, and as a result, Bio-Bridge Science Corporation became a wholly owned subsidiary of Bio-Bridge Science, Inc. The acquisition was accounted for as a reverse merger (recapitalization) with Bio-Bridge Science Corporation deemed to be the accounting acquirer, and Bio-Bridge Science, Inc. deemed to be the legal acquirer. Accordingly, the historical financial information presented in the financial statements and elsewhere in the document is that of Bio-Bridge Science Corporation. The basis of the assets, liabilities and retained earnings of Bio Bridge Science Corp, the accounting acquirer, have been carried over in the recapitalization.

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Securities and Exchange Commission
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      47.   REVISE TO DISCLOSE WHY YOU HAVE NOT INCLUDED A FULL SET OF FINANCIAL
            STATEMENTS.

            We have included a full set of financial statements with this amendment to the Registration Statement F.

GOING CONCERN - PAGE F-4

      48. PLEASE REVISE TO PRESENT THIS DISCLOSE AT THE BEGINNING OF THIS FOOTNOTE. ALSO, REFER TO FRR-16 AND REVISE TO DISCUSS MANAGEMENTS' VIABLE PLAN TO OVERCOME THESE DIFFICULTIES, CLARIFYING WHY THE FINANCIAL STATEMENTS ARE NOT PRESENTED ON THE ASSUMPTION OF LIQUIDATION. THIS COMMENT ALSO APPLIES TO THE FINANCIAL STATEMENTS OF BIO-BRIDGE SCIENCE CORPORATION.

            We have revised as requested.

NOTE 5. SUBSEQUENT EVENTS - PAGE F-5

      49. YOU DISCLOSE IN NOTE 4 THAT AS OF NOVEMBER 12, 2004 ALL SHAREHOLDERS OF BIO-BRIDGE (CAYMAN) TENDERED THEIR SHARES FOR THE SHARES OF THE COMPANY. PLEASE REVISE TO DISCLOSE THE AUTHORITATIVE BASIS, INCLUDING THE TERMS OF THE EXCHANGE AGREEMENT, AS TO WHY NOVEMBER 12, 2004 IS NOT THE DATE THE TRANSACTION WAS DEEMED CONSUMMATED FOR ACCOUNTING PURPOSES.

            We have revised the description to indicate the effective date of the exchange offer.

      50. PLEASE REVISE TO DISCLOSE THE SPECIFIC GUIDANCE IN SFAS 143 YOU WILL FOLLOW WHEN VALUING THE OPTIONS ISSUED TO CHINA CAPITAL GROUP AND RICHARDSON & PATEL, INCLUDING QUANTIFICATION OF THE EFFECT YOUR ACCOUNTING WILL HAVE ON YOUR FINANCIAL STATEMENTS.

            The guidance initially referred to as SFAS No. 143 by the Company was in error, and was meant to refer to SFAS No. 123. This disclosure has now been updated and is included as part of footnote 8 to the financial statements.

BIO-BRIDGE SCIENCE CORPORATION AND SUBSIDIARY CONSOLIDATED FINANCIAL STATEMENTS GENERAL

      51. CONSIDERING THE SIGNIFICANCE OF FIXED ASSETS; INCLUDING FIXED ASSETS, CONSTRUCTION IN PROCESS AND LAND USE RIGHT, HELD BY YOU IN CHINA, PLEASE HAVE YOUR INDEPENDENT ACCOUNTING FIRM SUPPLEMENTALLY TELL US THE AUDIT PROCEDURES USED TO DETERMINE THE EXISTENCE OF THESE ASSETS, THE APPROPRIATE VALUES ASSIGNED TO THESE ASSETS IN THE CONSOLIDATED BALANCE SHEETS AND OF ITS EXPERTISE IN VALUING ASSETS HELD IN CHINA.

            Our independent accounting firm will provide this in a supplemental correspondence.

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      52.   PLEASE REVISE TO INCLUDE AN AFFIRMATIVE STATEMENT THAT THE INTERIM
            FINANCIAL STATEMENTS INCLUDE ALL ADJUSTMENTS WHICH, IN THE OPINION OF MANAGEMENT, ARE NECESSARY IN ORDER TO MAKE THE FINANCIAL STATEMENTS NOT MISLEADING. REFER TO INSTRUCTION 2 OF ITEM 310 (B) OF REGULATION S-B.

            Interim information is not included in this amendment. As such, this comment is not applicable.

CONSOLIDATED BALANCE SHEET - PAGE F-9

      53. PLEASE SEPARATELY PRESENT THE BALANCE OF YOUR INTANGIBLE ASSETS ON THE FACE OF THE BALANCE SHEET. WE NOT YOUR REFERENCE TO INTANGIBLE VALUATIONS ON PAGE 30. REFER TO PARAGRAPH 42 OF SFAS 142.

            The Company currently does not have any intangible assets. The discussion on page 30 has been revised to delete reference to intangible assets.

      54.   PLEASE REVISE TO STATE THE FOLLOWING ON THE FACE OF THE BALANCE
            SHEET:

            FOR EACH ISSUE OF PREFERRED STOCK, SHOW THE NUMBER OF SHARES AUTHORIZED AND THE NUMBER OF SHARES ISSUED OR OUTSTANDING, AS APPROPRIATE; AND

            REVISE TO SHOW THE DOLLAR AMOUNT OF ANY COMMON SHARES SUBSCRIBED BUT UNISSUED.

            REFER TO ITEM 29 OF ARTICLE 5

            Please note that there are no preferred shares authorized for Bio-Bridge Science Corporation, and there are no shares of common stock subscribed, but unissued.

NOTE 2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

ECONOMIC AND POLITICAL RISKS - PAGE F-13

      55. PLEASE REVISE YOUR FOOTNOTE TO STATE WHAT THE SPECIFIC RISKS AND CHALLENGES ARE OF OPERATING IN THE PEOPLE'S REPUBLIC OF CHINA.

            Revised as requested.

NOTE 3. INCOME TAXES - PAGE F-16

      56. PLEASE REVISE TO STATE, IF TRUE, THAT A VALUATION ALLOWANCE HAS BEEN PROVIDED FOR AN NOL DEFERRED TAX ASSETS RECOGNIZED BY THE COMPANY.

            Revised as requested.

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Securities and Exchange Commission
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NOTE 6. COMMITMENTS AND CONTINGENCIES - PAGE F-17

      57. PLEASE REVISE TO DISCLOSE WHAT, IF ANY CONSIDERATION WAS GIVEN FOR THE RIGHTS TO YOUR CORE TECHNOLOGY AND HOW YOU ACCOUNT FOR IT.

            The agreement with Loyola University is a royalty agreement based upon net profits, and payments under this agreement would only become due as profit is generated.

      58. PLEASE REVISE TO SHOW THE MINIMUM PAYMENTS UNDER YOUR OPERATING LEASES FOR EACH OF THE SUCCEEDING FIVE YEARS AND THEREAFTER. REFER TO PARAGRAPH 16 OF SFAS 13.

            Revised as requested.

NOTE 7. SHAREHOLDER'S EQUITY - PAGE F-20

      59. PLEASE REVISE TO DISCLOSE THE PER SHARE PRICE OF EACH ISSUANCE. REFER TO PARAGRAPH 11(D) (2) OF SFAS 7, RECONCILING THIS PRESENTATION TO THE DISCLOSURES IN THE CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY.

         Revised as requested.

NOTE 8. SUBSEQUENT EVENTS - PAGE F-20

      60. PLEASE REVISE TO DISCLOSE HOW YOU CONSIDERED THE GUIDANCE OF PARAGRAPHS 12-16 OF APB 21 WHEN YOU RECORDED THE PROMISSORY NOTE FROM NAKAGAWA CORPORATION.

            We have revised as requested. Please refer to footnote no.5, Loss on investment.

      61. PLEASE REVISE TO DISCLOSE MANAGEMENTS' REASONS FOR ACQUIRING AEGIR AND WHY IT SUBSEQUENTLY DECIDED TO SELL. ALSO, DISCLOSE AND QUANTIFY THE EFFECT OF THIS TRANSACTION ON YOUR SUBSEQUENT INTERIM FINANCIAL STATEMENTS.

            We have revised the disclosure as requested.

            We hereby acknowledge the following:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

            o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;and

            o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
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      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned's counsel, Michael Donahue or Dorothy Vinski, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                                     Very truly yours,
                                                     Bio-Bridge Science, Inc.


                                                     /s/ Dr. Liang Qiao
                                                     Dr. Liang Qiao

Enclosure

cc:   Michael Donahue, Esq.
      Dorothy Vinski, Esq.
      Richardson and Patel LLP